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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42646

FEB 27 2002
340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1-1-2001___ AND ENDING ___12-31-2001___
      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWBY & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 QUINCE ORCHARD ROAD, SUITE 606
(No. and Street)

GAITHERSBURG   MD   20878
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE T. NEWBY   (301) 948-6210
                                           (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARONSON & COMPANY
(Name — if individual, state last, first, middle name)

700 KING FARM BLVD., 3RD FLOOR   ROCKVILLE   MD   20850
(Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 8 2002

THOMSON
FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____STEVE T. NEWBY_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____NEWBY & COMPANY_____, as of _____DECEMBER 31_____, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
NOTARY PUBLIC - MARYLAND
ERIC V MORROW
WASHINGTON COUNTY
My Commission Expires August 2, 2005

_____
Signature

PRESIDENT
_____
Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEWBY & COMPANY

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

YEARS ENDED DECEMBER 31, 2001 AND 2000



Aronson & Company
www.aronsoncompany.com

Newby & Company

Table of Contents

	Page
Independent Auditor's Report	1
Audited Financial Statements	
Statements of Financial Condition	2
Notes to Financial Statements	3 - 5
Other Financial Information Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission	6 - 7
Independent Auditor's Report on Internal Control	8 - 9



Aronson & Company
www.aronsoncompany.com

700 KING FARM BOULEVARD, SUITE 300
ROCKVILLE, MARYLAND 20850
PHONE 301.231.6200
FAX 301.231.7630

Independent Auditor's Report

Board of Directors
Newby & Company
Rockville, Maryland

We have audited the accompanying Statements of Financial Condition of **Newby & Company** (an S Corporation) as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Newby & Company** as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Aronson & Company

Rockville, Maryland
January 10, 2002

- 1 -

CERTIFIED PUBLIC ACCOUNTANTS
AND MANAGEMENT CONSULTANTS

mri
A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

December 31,		2001		2000
Assets				
Cash	$	160,283	$	73,617
Trading account securities, at current value		714,640		2,118,542
Commissions receivable		64,089		15,711
Prepaid expenses		10,234		-
Property and equipment (net of accumulated depreciation of				
$55,583 and $53,209 in 2001 and 2000)		40,397		42,771
Deposit with clearing organization		35,000		35,000
Deposits		4,433		5,013
Other		20,100		20,100
Total assets	$	1,049,176	$	2,310,754
Liabilities and Stockholder's Equity				
Securities sold but not yet purchased	$	-	$	1,750
Accounts payable		3,754		24,435
Clearing broker payable		290,651		883,178
Payroll taxes accrued and withheld		99,960		29,204
Total liabilities		394,365		938,567
Commitments and contingencies		-		-
Stockholder's equity				
Common stock, no par value; 1,000 shares authorized, 55 shares				
issued and outstanding		1,119,350		869,350
(Accumulated deficit) retained earnings		(464,539)		502,837
Total stockholder's equity		654,811		1,372,187
Total liabilities and stockholder's equity	$	1,049,176	$	2,310,754

The accompanying Notes to Financial Statements are an integral part of these financial statements.

1. **Organization and significant accounting policies**

   Organization: Newby & Company was incorporated on January 26, 1990, pursuant to the laws of the State of Delaware. The Company is a registered broker-dealer and member firm of the National Association of Securities Dealers (NASD).

   Cash and cash equivalents: The Company maintains cash balances which may exceed Federally insured limits. The Company does not believe that this results in any significant credit risk.

   For purposes of financial statement presentation, the Company considers all highly liquid debt instruments with initial maturities of ninety days or less to be cash equivalents.

   Trading account securities: Trading account securities are valued at current value.

   Securities transactions are recorded on a settlement date basis.

   Property and equipment: Property and equipment are recorded at original cost to the Company and are depreciated using accelerated methods over predetermined lives of five to seven years.

   Use of accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Income taxes: Effective January 1, 1991, the Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual Federal income taxes from the Company's taxable income. Consequently, income taxes have not been recorded in the accompanying financial statements.

2. **Securities sold but not yet purchased**

   Marketable securities sold but not yet purchased consist of short sales of securities with a current value of $1,750 at December 31, 2000. There were no marketable securities sold but not yet purchased as of December 31, 2001.

3. **Payable to clearing broker**

Payable to clearing broker represents the interest earned on the deposit placed, commissions earned net of exchange fees and trading account securities not yet paid for. The Company is charged monthly according to the terms of the clearing agreement. The net payable due to the clearing broker was $290,651 and $883,178 at December 31, 2001 and 2000, respectively.

4. **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $412,669 and $817,063, respectively, which was $312,669 and $717,063, in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .25 and .08 to 1 at December 31, 2001 and 2000, respectively.

5. **Reserve requirements**

The Company is exempt from provisions of the Securities and Exchange Commission Reserve Requirement Rule 15c3-3 under clause K2ii, in that the Company is a fully disclosed firm, carries no margin accounts and does not otherwise take custody of or owe funds or securities to customers.

6. **Related party transactions**

In 2001, the Company entered into an agreement with a company majority owned by the sole stockholder. This agreement provides that this company will reimburse the Company 10% of salary expense for certain employees working on its behalf as well as office space which is sub-leased on a month-to-month basis.

7. **Leases**

The Company, as lessee, has a lease for office space in Gaithersburg, Maryland, which expires October 31, 2003. The lease provides for fixed increases throughout the term of the lease.

The following is a schedule, by year, of future minimum rental payments required under the lease as of December 31, 2001:

Year Ending December 31	Amount
2002	$ 57,971
2003	49,411
Total	$ 107,382

8. **Retirement plan**

In August 2000, the Company established a Simplified Employee Pension Plan (SEP) for all present and future eligible employees. Employees' contributions are limited to $6,000, indexed for inflation, and the employer's matching contributions are limited to 3% of participant's eligible gross salaries. Employees vest immediately in all contributions.

**Computation of Net Capital Under Rule 15c3-1 of
The Securites and Exchange Commission**

Year Ended December 31, 2001

Net Capital			
Total stockholder's equity		$	654,811
Deduct stockholders' equity not allowable for net capital			-
Total stockholders' equity qualified for net capital			654,811
Add:			
Subordinated borrowings allowable in computation of net capital			-
Other (deductions) or allowable credits-deferred income taxes payable			-
Total capital and allowable subordinated borrowings			654,811
Deductions and/or charges:			
Nonallowable assets:			
Securities not readibly marketable	$	20,100	
Exchange memberships		-	
Furniture, equipment, and leasehold improvements, net		40,397	
Other assets		14,667	
		75,164	
Additional charges for customers' and noncustomers' security accounts		-	
Additional charges for customers' and noncustomers' commodity accounts		-	
Aged fails-to-deliver		-	
Aged short security differences		-	
Secured demand note deficency		-	
Commodity futures contracts and spot commodities/proprietary capital charges		-	
Other deduction and/or charges		-	75,164
Net capital before haircuts on securities positions (tenative net capital)			579,647
Haircuts on securities			
Contractual securities commitments		-	
Securities collateralizing secured demand notes		-	
Trading and investment securities		-	
Bankers' acceptances, certificates of deposit, and commercial paper		-	
U.S. and Canadian governemnt obligations		-	
State and municipal government obligations		-	
Corporate obligations		-	
Stocks and warrants		-	
Options		-	
Undue concentrations		166,978	166,978
Net capital		$	412,669

There are no material differences in the computation of net capital between this audited report and the unaudited FOCUS report at December 31, 2001 (part IA - form X-17A-5).

See Independent Auditor's Report.

Newby & Company

Computation of Net Capital Under Rule 15c3-1 of
The Securites and Exchange Commission (Continued)

Year Ended December 31, 2001

Aggregate indebtedness		
Items included in statement of financial condition:		
Short-term bank loans	$	-
Drafts payable		-
Payable to brokers and dealers		-
Payable to clearing broker		266
Payable to customers		-
Other accounts payable and accrued expenses		103,713
Items not included in statement of financial condition:		
Market value of securites borrowed for which no equivalent value is paid		
or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	103,979
Computation of basic net capital requirement		
Minimum net capital required:		
Company	$	100,000
Broker-dealer subsidiary		-
Total	$	100,000
Excess net capital at 1,500 percent	$	312,669
Excess net capital at 1,000 percent	$	402,271
Ratio: Aggregate indebtedness to net capital		.25 to 1

See Independent Auditor's Report.

Independent Auditor's Report on Internal Control

Board of Directors
Newby & Company
Rockville, Maryland

In planning and performing our audit of the financial statements and supplemental schedules of **Newby & Company** as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Control (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Aronson & Company

Rockville, Maryland
January 10, 2002